

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

May 10, 2006



06013469



SEC MAIL
RECEIVED
PROCESSING
MAY 15 2006
WASH., D.C.
213
SECTION

Securities and Exchange C
Division of Corporation F
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
10 May 2006 (ASX – Announcement & Media Release – Global Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

10 May 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

GLOBAL DRILLING UPDATE

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5%)
Logging confirms significant oil discovery

The following release was made to the market today by the Operator, ROC Oil:

KEY POINTS

- **Preliminary analysis of initial wireline log data indicates that the Wei-6-12S-1 exploration well, in Block 22/12 in the Beibu Gulf, offshore China, is a potentially significant oil discovery.**

- **A gross interval of about 500 metres contains numerous separate reservoir sands which collectively represent approximately 100 metres of net oil pay with generally good reservoir characteristics. Overall individual sands range in thickness up to 25 metres.**

- **The Block 22/12 Joint Venture is currently giving consideration to immediate appraisal.**

"As at 0600 hours (local time) on 10 May 2006, a wireline logging programme was being conducted, at a Total Depth of 2,535 metres below rotary table ("mBRT"), at the Wei-6-12S-1 exploration well in Block 22/12, in the Beibu Gulf, offshore China (Attachment 1).

Preliminary analysis of the initial log data indicates that the gross reservoir interval targeted by the well - sands within the Weizhou Formation of Oligocene age - contains numerous oil-bearing sands. The top of the highest oil sand is at about 1,950 mBRT and the base of the lowest oil sand is at 2,450 mBRT. The intervening 500 metres is comprised of a gross sand-shale-silt sequence within which individual oil-bearing sands range up to 25 metres in thickness. The total collective net thickness of these oil sands is approximately 100 metres which substantially exceeds the Joint Venture's most likely pre-drill expectation. Consistent with such a thick net oil pay interval, reservoir characteristics vary in fine detail but generally the majority of the oil-bearing sands display good reservoir quality.

The Wei-6-12S prospect represents an unusual structural target: the area of structural closure is relatively small (about one sq km) but the vertical structural closure is considerable (up to 95 metres) and the gross prospective reservoir section is very thick (500 metres). The well, which was designed to penetrate most of the target sands about 30 metres down dip from the crest of the structure, is located in about 30 metres of water, approximately 3 km southwest of the 2002 Wei-6-12-1 oil discovery.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

BEIBU GULF BLOCK 22/12 – (FAR 5%) (Cont.)

Commenting upon the discovery ROC's Chief Executive Dr John Doran stated that:

- *"Anytime you get a 100 metres of good quality net oil pay, way beyond pre-drill expectations, you can be forgiven for being cautiously optimistic.*
- *Prior to drilling the well ROC had two main technical concerns: trap integrity and the structure's relatively small areal closure. Subsequent to drilling we no longer have those concerns. The integrity of the trap is self evident and although the structure does have a limited areal extent, that factor is more than offset by the thickness of the multiple reservoir sand sequence.*
- *It will take many weeks to collect and analyse all the data to the point where we can begin to offer detailed comments on field size and commercial implications. In the meantime, we can safely say that this well has delivered a handsome discovery that certainly merits further appraisal."*


6-12- South HW Prospect
6-12- South FW Prospect
South
North
SS Depth
-1400
-1600
-1800
-2000
-2200
-2400
T27.6
Top Seal
T30A
T31
T32
T50
T50
Xiayang Fm
Interbedded Sands & Shales
Mapped Limit of trap closure
Weizhou Fm
Porous Sands & Shales
Liushagang Fm
Massive Shales
Liushagang Unit 3
Tight Sands & Shales

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

BEIBU GULF BLOCK 22/12 – (FAR 5%) (Cont.)

The Block 22/12 Joint Venture comprises*:

Roc Oil (China) Company	40% and Operator
Horizon Oil Limited	30%
Petsec Energy Ltd	25%
Oil Australia Pty Ltd**	5%

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

*** A subsidiary of First Australian Resources"*

CANADA

Kakwa Project (FAR 15%)
Well approaching liner point

The Kakwa 6-18-63-4 well is currently drilling ahead in directional hole at 3,847 metres and is approaching the liner point. The objective Wabamun formation at around 3,950 metres will be drilled and evaluated following the liner run with results likely during the next two weeks. The well is being drilled using Precision Rig 645 on Suncor acreage located in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

Good gas shows have been recorded while drilling secondary targets in the Cretaceous section of the well. Preliminary evaluation of logs suggests that 5 zones within this section are likely to be productive consistent with pre-drill prognosis.

The well is a test of the deep pressured Wabamun fractured carbonate reservoir which is estimated by Suncor to have potential recoverable reserves of 17 BCF. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest.


Provincial Capital
Populated Area
Trans-Canada Highway
Major Roads
Lakes
Rivers
0
200Kms
Northwest Territories
British Columbia
ALBERTA
Clear Hills Area
Kakwa Area
Saskatchewan
Edmonton
Calgary
Alberta
LOCATION MAP
USA

Kakwa Project (FAR 15%)

The initial test well will be drilled to a planned total depth of 4,050 metres and is expected to take approximately 70 days. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Whilst technical analysis suggests an excellent chance of encountering the seismically defined Wabamun reservoir, the play is supported by additional secondary targets in the Cretaceous (estimated 2.5BCF potential) at shallower depths. Analogue fields for the Wabamun play are Berland River (57BCF) and Musreau (16-20BCF). Initial production rates of 15 million cubic feet per day are considered likely for the Wabamun reservoir. Gas prices are similar to those achieved in the broader North American market.


Peace River Arch
Deformation Belt
Gold Creek
Kakwa
Musreau
Pine Creek
Marsh
Wabamun Structure
and Stratigraphy

Larger Secondary Prospect

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

Participants

Working interests in the Kakwa project are held as follows:

Choice Resources Corp (Operator)	40%
First Australian Resources Limited	**15%**
Reeder Energy, Dallas, Texas	15%
MBOE Inc, Dallas Texas	10%
Running Fox Resources Corp, Richmond, British Columbia	10%
Bolthouse Capital Corp, Vancouver, British Columbia	10%

The leases are subject to Overriding Royalties retained by Suncor.

UNITED STATES OF AMERICA

Offshore Galveston Bay ST 135 (FAR 12.5%)
Jack-up Rig contracted for 15 July spud

Genesis Production Co has advised participants in ST 135 lease that a jack-up rig has been secured with an anticipated spud date of 5 July 2006. The participants have also elected to purchase approximately 3 square miles of additional 3D on adjacent blocks and extend the area of the AMI.

Galveston Bay State Tract 135 represents a multiple Frio Sand Prospect acquired by FAR lying adjacent to and across a saddle from the existing Smith Point Field located offshore Gulf of Mexico.

The Prospect is supported and defined by 3-D Seismic and a considerable amount of subsurface data and lies on the up-thrown side of the Smith Point Down-to-the-South trapping fault.

The Smith Point Field has cumulative production of 6 million barrels of oil and 42 BCF of gas from multiple wells and multiple normally pressured Frio Sands (from F-2 through the F-15 Sand).

Three drilling locations have been identified by Seismic mapping. Discussions are in progress with a rig provider operating in the vicinity that may result in the first location being drilled between April and July 2006.

In view of the relatively low risk associated with this prospect, the multiple Frio Sand targets, the quality technical control, the attractive indicated profitability (for only one or two sands from a possible 6), FAR has elected to participate with a view to near term production.

FAR has a 12.5 percent working interest in the Galveston Bay ST 135 prospect. All other working interests are held by North American entities. The Operator is Genesis Production Co of Houston, Texas.

Eagle Project, Kings County, California (FAR 15%)
Preparing to production test

The Eagle North-1 well is preparing for production testing. The following release has been made by VPE concerning the Eagle North-1 well:

"Victoria Petroleum NL as operator for the Eagle North-1 horizontal well in the Eagle Oil Pool Development Project in the San Joaquin Basin advises that at 1800 hours Central Pacific Time 7 May 2006, the current operation at Eagle North-1 horizontal well was preparing to carry out a production test of 177 metres (580 feet) of the lower Mary Bellocchi Gatchell oil sand in the horizontal well bore over the interval from 4,209 – 4,386 metres (13,810 - 14,390 feet) following the completion of drilling at 4,386 metres (14,390 feet) as a result of "running sands" preventing any further horizontal drilling and the running of the 2 3/8 inch slotted liner.

The interval being tested will consist of the 72 metres (235 feet) of lower Mary Bellocchi Gatchell oil sand cased behind the 4 ½ inch liner from 4,209 – 4,281 metres (13,810 - 14,045 feet) and the 105 metres (345 feet) of open hole lower Mary Bellochi oil sand from 4,281 – 4,386 metres (14,046 -14,390 feet) which is being tested as a barefoot completion out of the base of the 4 ½ inch liner at 4,386 metres (14,045 feet).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Eagle Project, Kings County, California (FAR 15%)

The forward plan is to carry out a tubing conveyed perforation of the casing and then bring the well to flow to surface by unloading the well bore with a coiled tubing unit and nitrogen.

It is anticpated that this operation will be completed over the next four-seven days. An ASX release will be made at the completion of this production testing operation.

The lower Gatchell oil sands have produced at rates of up to 223 barrels of oil per day and 0.7 million cubic feet per day from the 12 metre (39 feet) interval of lower Mary Bellocchi sand in the Mary Bellocchi-1 vertical well.

A successful Eagle North-1 horizontal well and its subsequent production performance in the longer term will provide an indication of the potential size of the Eagle Oil Pool.

In the event of a successful horizontal well completion, flow rates of up to 1000 barrels of oil per day are anticipated."

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 8, 2006


SEC MAIL
RECEIVED
PROCESSING
MAY 15 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
8 May 2006 (ASX – Announcement & Media Release - $12.4 Million raised)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

8 May 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR RAISES $12.4 MILLION FOR WORLD CLASS EXPLORATION PROGRAM

The Directors of First Australian Resources Limited are pleased to announce that the Company has reached an in-principle agreement with Hartleys Limited to raise $12.4 million through the placement of 95,000,000 shares, predominately to British, North American, Asian and domestic institutional clients of Hartleys Limited.

Together with the $13.5 million on hand as at 31 March 2006, the Company is now fully funded for what will be a world class exploration program emanating from its Houston office, the highlights of which include:

- A 3D seismic survey to be conducted on the Deep Water Offshore Senegal blocks to further refine the prospects and leads (including large turbidite fans) identified on reprocessed 2D seismic by JV partner Hunt Oil, a number of which are capable of hosting several hundreds of millions of barrels of oil;
- Multiple wells to be drilled in the Gulf of Mexico including Offshore Galveston Bay (rig contracted for 15 July 2006) and Lake Long Deep;
- Two gas plays at Kakwa (approaching target depth) and Clear Hills in Alberta, Canada, where gas has already been discovered in both projects; and
- Offshore China where the Joint Venture awaits confirmation of multiple oil and gas zones recorded while drilling the Wei 6-12-South wildcat well.

The Directors would like to extend a welcome to new shareholders of the company and thank Hartleys Limited for their continuing support. The company is delighted with the participation in the capital raising of some of the most highly renowned institutional oil and gas investors.

The shares will be allotted subject to shareholder approval being obtained at a General Meeting to be held on 9 June 2006.

Commenting on the proposed placement, Executive Chairman Michael Evans said:

"FAR has now secured a class of shareholder that can match the company's growth ambitions. The ability of FAR to attract this level of support reflects not only its maturing status as an oil and gas producer and explorer but also the high caliber of its exploration portfolio, particularly West Africa and North America."

This announcement will lift the present trading halt in FAR securities.

Further information on FAR's drilling program and prospects is available in regular updates provided to the ASX and at FAR's website on www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au